Exhibit 2

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this "**Agreement**") is entered into as of December 11, 2025, by and among Fair Holdings, Inc., a Delaware corporation ("**Parent**"), Rapid Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("**Merger Subsidiary**"), TrueCar, Inc., a Delaware corporation (the "**Company**"), and Auto Holdings, LLC, a Delaware limited liability company ("**Stockholder**").

RECITALS

A.   Stockholder is a holder of record and the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**)) of certain shares of common stock, par value of $0.0001 per share, of the Company (the "**Company Stock**").

B.   Parent, Merger Subsidiary and the Company have entered into that certain Agreement and Plan of Merger, dated October 14, 2025 (the "**Merger Agreement**"), which provides for, among other things, the merger of Merger Subsidiary with and into the Company, with the Company continuing as the Surviving Corporation and as a wholly-owned subsidiary of Parent (the "**Merger**") upon the terms and subject to the conditions set forth in the Merger Agreement.

C.   Stockholder has agreed to enter into this Agreement and vote Stockholder's Subject Securities (as defined below) as described herein.

AGREEMENT

The parties to this Agreement, intending to be legally bound, hereby agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a)   Capitalized terms used but not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

(b)   "**Expiration Date**" means the earliest to occur, without any notice or other action by any Person, of (i) the valid termination of the Merger Agreement in accordance with its terms, including in accordance with Section 10.1(d) (termination in connection with a Superior Proposal), (ii) the date of any modification, waiver or amendment to any provision of the Merger Agreement that Stockholder does not consent to in writing that reduces the amount or, changes the form of, consideration payable to Stockholder pursuant to the Merger Agreement as in effect on the date hereof, or (iii) the Effective Time.

(c)   Stockholder is deemed to "**Own**" (or to "**Beneficially Own**") or to have acquired "**Ownership**" (or "**Beneficial Ownership**") of a security if Stockholder (i) is the record owner of such security; or (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(d)   "**Subject Securities**" means (i) all Company Stock Owned by Stockholder as of the date hereof (as such number may be reduced by a Transfer of Subject Securities made in accordance with the terms of Section 2.3 of this Agreement) and (ii) all additional Company Stock of which Stockholder acquires Ownership during the Support Period. For the avoidance of doubt, Company Options, Company RSUs, and Company PSUs Beneficially Owned by Stockholder shall not be considered Subject Securities, and Company Stock issued upon the exercise or vesting of a Company Option, Company RSU, and Company PSU during the Support Period shall be Subject Securities.

(e)   "**Support Period**" means the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date.

(f)   A Person is deemed to have effected a "**Transfer**" of a security if such Person directly or indirectly: (i) sells, pledges, gifts, hedges, encumbers, grants a Lien on or an option to purchase with respect to, enters into any derivative arrangement with respect thereto, transfers or disposes of such security or any interest in such security or right therein to any Person other than Parent or Merger Subsidiary (or any of their Affiliates); (ii) enters into an agreement or commitment contemplating a transaction specified in clause (i); or (iii) reduces such Person's Beneficial Ownership of or interest in such security. For the avoidance of doubt, the rollover transactions contemplated by the Rollover and Contribution Agreement expected to be entered into by and between Parent and Stockholder (the "**Rollover Agreement**") shall in no event be deemed a Transfer under this Agreement.

SECTION 2. TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

2.1   **Restriction on Transfer of Subject Securities.** Subject to Section 2.3 below, during the Support Period, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected. Without limiting the generality of the foregoing, during the Support Period, Stockholder shall not tender, agree to tender or permit to be tendered any of the Subject Securities in response to or otherwise in connection with any tender or exchange offer.

2.2   **Restriction on Transfer of Voting Rights.** During the Support Period, Stockholder shall ensure that: (a) none of the Subject Securities is deposited or otherwise transferred into a voting trust or any voting agreement or arrangement is entered into with respect to the Subject Securities (other than this Agreement); (b) no proxy, power-of-attorney, consent right or other authorization is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities except as contemplated by this Agreement or the Rollover Agreement; and (c) no action is taken or permitted that would in any way restrict, limit or interfere with the performance of Stockholder's obligations hereunder.

2.3   **Permitted Transfers.** Section 2.1 above shall not prohibit a Transfer of Subject Securities by Stockholder: (a) if Stockholder is an individual (i) to any member of Stockholder's immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder's immediate family, or otherwise for estate planning purposes, or (ii) by will or under Applicable

Laws of intestacy upon the death of Stockholder; (b) if such Transfers do not involve a change in Beneficial Ownership (including any Transfer to an Affiliate of Stockholder); (c) if Stockholder is a trust, to any beneficiary of Stockholder or the estate of any such beneficiary; (d) by operation of Applicable Law or to a charitable organization qualified under Section 501(c)(3) of the Code; (e) in connection with the normal course of Stockholder's activities for and on behalf of the investment funds and managed accounts over which it exercises discretionary authority (including reweighting of the Subject Securities in connection with portfolio management of the investment funds and managed accounts) or to fund normal course redemptions of interests, shares or units in investment funds and managed accounts for which it exercises discretionary trading authority; (f) to the extent pledged, encumbered or hypothecated in favor of Stockholder's prime brokers, custodians, lenders or similar counterparties (for and on behalf of such investment funds and managed accounts); (g) by exercise of a Company Option (including a net or cashless exercise of such Company Option to purchase Company Stock); or (h) to the Company to cover Tax withholding obligations of Stockholder in connection with any exercise of Company Options or vesting of any Company RSUs or Company PSUs, *provided* that, in the case of clause (g) and (h) of this subsection, the underlying Subject Securities shall continue to be subject to the restrictions on Transfer set forth in this Agreement; *provided*, *further*, that a Transfer referred to in clauses (a) through (d) of this sentence shall be permitted only if (A) all of the representations and warranties in this Agreement with respect to Stockholder would be true and correct upon such Transfer, (B) as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (C) such Transfer occurs no later than three (3) Business Days prior to the Expiration Date.

SECTION 3. VOTING OF COMPANY STOCK

3.1   Voting Covenant. During the Support Period, Stockholder hereby irrevocably and unconditionally agrees that, at any annual or special meeting of the stockholders of the Company, including the Company Stockholder Meeting, however called, including any adjournment or postponement thereof, Stockholder shall, in each case to the fullest extent that such Subject Securities are entitled to be voted therein: (1) appear at each such meeting or otherwise cause all such Subject Securities to be counted as present thereat for purposes of determining a quorum; and (2) be present (in person or by proxy) and vote (or cause to be voted) with respect to all of the Subject Securities, and unless otherwise directed in writing by Parent:

(a)   in favor of: (i) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof; (ii) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger and any other matters necessary to effect the Merger; and (iii) each of the other transactions contemplated by the Merger Agreement;

(b)   against any action or agreement, other than in connection with the Merger or the transactions contemplated by the Rollover Agreement, which is intended or would reasonably be expected to impede, delay, postpone, interfere with, nullify, prevent or adversely affect, in each case in any material respect, the Merger or this Agreement, including (i) any other extraordinary corporate transaction, including any Acquisition Proposal made by any Person other than Parent and Merger Subsidiary, (ii) any amendment to the certificate of incorporation or bylaws of the

Company, (iii) any material change to the capitalization of the Company, (iv) any change in a majority of the directors of the Company's Board of Directors and (v) any action, proposal, or agreement that would reasonably be expected to result in the breach of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement or this Agreement; and

(c) against any Alternative Acquisition Agreement and any action in furtherance of any Alternative Acquisition Agreement.

During the Support Period, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions with respect to the Subject Securities in a manner inconsistent with this Section 3.1.

3.2 Further Assurances. Stockholder shall not, and shall not permit any of its Affiliates to, enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Securities that is inconsistent with this Agreement or otherwise take any other action with respect to any of the Subject Securities that would restrict, limit or interfere with the performance of any of Stockholder's obligations hereunder.

SECTION 4. WAIVER OF APPRAISAL RIGHTS

4.1 Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise or assert, on its own behalf or on behalf of any other holder of Company Stock, any rights of appraisal under Section 262 of the DGCL, any dissenters' rights or any similar rights relating to the Merger that Stockholder may have by virtue of, or with respect to, any Subject Securities.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to each of Parent and Merger Subsidiary as follows:

5.1 Authorization, etc. Stockholder has the authority and legal capacity to execute and deliver this Agreement and to perform Stockholder's obligations hereunder. This Agreement has been duly authorized, executed and delivered by Stockholder and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement thereof may be limited by (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly formed, validly existing and in good standing under the Applicable Laws of the jurisdiction in which it was formed. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction in which it was organized. If Stockholder is an individual and is married, and any of the Subject Securities constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by Stockholder's spouse and, assuming due authorization, execution and delivery by the other parties hereto, is enforceable against Stockholder's spouse in accordance with its terms, except as enforcement thereof may be limited by (x) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (y) rules of law governing specific performance, injunctive relief and other equitable remedies.

5.2   **No Conflicts or Consents.**

(a)   The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (a) assuming the compliance of each of the Company, Parent and Merger Subsidiary with all Applicable Laws, including Antitrust Laws, conflict with or violate any Applicable Law applicable to Stockholder or by which Stockholder or any of Stockholder's properties is or may be bound; (b) if Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of Stockholder; or (c) result in or constitute (with or without notice or lapse of time) any material breach of or material default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any Lien on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder's Affiliates or properties is or may be bound or affected, except, in each case, for any conflict, violation, breach, default or right which would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder.

(b)   Assuming the accuracy of the representations and warranties in the Merger Agreement and the compliance of each of the Company, Parent and Merger Subsidiary with all Applicable Laws, including Antitrust Laws, the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require Stockholder to make or be required to make any filing with or notification of, nor require any permit, authorization, consent or approval of, any Governmental Authority or any other Person, other than such filings under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement or where the failure to make such filings or obtain such permits, authorizations, consents or approvals would not, individually or in the aggregate, prevent or materially delay, or reasonably be expected to prevent or materially delay, the ability of Stockholder to perform any of its obligations under this Agreement.

5.3   **No Litigation.** As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder or any of Stockholder's properties or assets that would reasonably be expected to impair the ability of Stockholder to perform Stockholder's obligations hereunder.

5.4   **Merger Agreement.** Stockholder and its Representatives have reviewed and understand the terms of this Agreement and the Merger Agreement, and Stockholder has had the opportunity to consult with Stockholder's counsel in connection with this Agreement.

5.5   **Voting Power.** Stockholder has full voting power with respect to all the Subject Securities, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all the Subject Securities. None of the Subject Securities are subject to any stockholders' agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder or under the Rollover Agreement and the transactions contemplated thereby.

SECTION 6. COVENANTS OF STOCKHOLDER

6.1 **Stockholder Information; Disclosure.** Stockholder hereby consents to and authorizes the publication and disclosure by any Parent, Merger Subsidiary and the Company (including any publicly filed documents relating to the Merger or the transactions contemplated hereby) of: (a) Stockholder's identity; (b) Stockholder's Ownership of the Subject Securities; and (c) the nature of Stockholder's commitments, arrangements and understandings under this Agreement (including filing this Agreement as an exhibit to any publicly filed documents relating to the Merger or the transactions contemplated hereby).

6.2 **Public Announcement.** Stockholder shall not, and shall cause its Representatives not to, directly or indirectly, issue any press release, public announcement or make any other public statement or communication with respect to the transactions contemplated by this Agreement or the Merger Agreement without the prior written consent of Parent and the Company, except as may be required by Applicable Law (including any filings required under Sections 13(d) and 16 of the Exchange Act).

6.3 **Waiver of Certain Actions.** Subject to the express rights of Stockholder herein and in the Rollover Agreement, Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in, any class action with respect to any Proceeding or claim, derivative or otherwise, against Parent, Merger Subsidiary, the Company or any of their respective successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any Proceeding or claim seeking to enjoin or delay the Expiration Date or the Closing) or (b) alleging a breach of any duty of the Company's Board of Directors in connection with the negotiation of or entry into the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

SECTION 7. MISCELLANEOUS

7.1 **Adjustments.** In the event that, between the date of this Agreement and the Effective Time, (a) the outstanding Company Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or (b) Stockholder shall become the Beneficial Owner of any additional Company Stock, then the terms of this Agreement shall apply to the Company Stock held by Stockholder immediately following the effectiveness of the events described in the aforementioned clause (a) or Stockholder becoming the Beneficial Owner thereof as described in the aforementioned clause (b), as though, in either case, they were Subject Securities hereunder. In the event that Stockholder shall become the Beneficial Owner of any other equity securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 3 hereof, then the terms of Section 3 hereof shall apply to such other securities as though they were Subject Securities hereunder.

7.2   Expenses.   Except as provided in <u>Section 3.2</u> hereof, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

7.3   Notices.   All notices, requests, claims, demands, and other communications to any party hereunder shall be in writing (including electronic mail ("e-mail") transmission, so long as the sender can show (i) that the notice was properly addressed and sent by email, and (ii) the sender did not receive any email system notification that the email could not be delivered) and shall be given:

if to Stockholder:

Auto Holdings, LLC
200 SW 1st Avenue
Fort Lauderdale, FL 33301
Attention: C. Coleman Edmunds
Email: [***]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
320 S. Canal Street
Chicago, IL 60606
Attention: David R. Clark
Email: David.Clark@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: June S. Dipchand
Email: June.Dipchand@skadden.com

if to Parent or Merger Subsidiary (or, following the Effective Time, the Company):

Fair Holdings, Inc.
[***]
Attention: Scott Painter
Email: [***]

with a copy (which shall not constitute notice) to:

Perkins Coie LLP
1301 Second Ave
Seattle, WA 98101
Attention: Troy Foster
            Gina Eiben
E-mail: TroyFoster@perkinscoie.com

GEiben@perkinscoie.com

if to the Company (prior to the Effective Time):

TrueCar, Inc.
225 Santa Monica Blvd.
12th Floor
Santa Monica, CA 90401
Attention: Jantoon Reigersman
　　　　　Jeff Swart
Email:　[***]

with a copy (which shall not constitute notice) to:

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
Attention: Justin R. Howard
　　　　　Rebecca R. Valentino
E-mail:　justin.howard@alston.com
　　　　　rebecca.valentino@alston.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. Pacific time on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

7.4　**Notification of Certain Matters.**　During the Support Period Stockholder shall promptly deliver to Parent written notice upon becoming aware of (a) any injunction, writ or Order of any nature issued and directing that the transactions provided for herein not be consummated as herein provided or (b) any Proceeding pending or threatened with respect to the transactions contemplated hereby, in each such case if and only to the extent that such injunction, writ, Order or Proceeding would cause any of the conditions set forth in ARTICLE 9 of the Merger Agreement not to be satisfied at such time.

7.5　**Severability.**　If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

7.6　**Entire Agreement; Counterparts.**　This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any such counterpart, to the extent delivered by .pdf, DocuSign, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an "**Electronic Delivery**") shall be treated in all manner and respects as an original counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

7.7   **Assignment; Binding Effect.** No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign all or a portion of its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their Affiliates; *provided* that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment in violation of this Agreement is void. The parties hereto agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other parties hereto in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder.

7.8   **Independence of Obligations.** The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and Parent, on the other. The existence of any claim or cause of action by Stockholder against Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

7.9   **Governing Law; Jurisdiction; Waiver of Jury Trial.**

(a)   This Agreement, and all Proceedings (whether in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of any jurisdictions that would cause the application of the laws of any jurisdiction other than the State of Delaware. All Proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the transactions contemplated hereby shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (or, if the Chancery Court declines jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), and the parties irrevocably submit to the exclusive jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such Proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such

Proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under Applicable Law or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that any breach of this Agreement would not be adequately compensated by monetary damages, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required, in addition to any other remedy to which they are entitled at law or in equity. The pursuit of specific enforcement by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.10 **Amendments and Waivers.** Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; *provided*, that no amendments or waivers shall be made to or under, as applicable, Section 1, Section 4.1, Section 6 or Section 7.11 without the prior written consent of the Company. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

7.11 **Termination.** This Agreement and all rights and obligations of the parties hereunder shall automatically terminate, and no party shall have any rights or obligations hereunder, and this Agreement shall be revoked, become null and void on and have no further effect as of the Expiration Date. Nothing in this Section 7.11 shall relieve any party hereto from any liability for any Willful Breach of this Agreement occurring prior to the termination of this Agreement and the provisions of this Section 7 (other than Section 7.1) shall survive any termination of this Agreement. For the avoidance of doubt, the representations and warranties herein shall not survive the termination of this Agreement.

7.12 **Capacity as Stockholder.** Stockholder signs this Agreement solely in Stockholder's capacity as a stockholder of the Company.

7.13   Construction. The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute or Applicable Law shall be deemed to refer to such statute or Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to "law," "laws" or to a particular statute or law shall be deemed also to include any Applicable Law and rules and regulations promulgated under such statute or law. The word "shall" shall be construed to have the same meaning and effect of the word "will." The phrase "to the extent" shall mean the degree to which, and such phrase shall not mean simply "if." Unless the context otherwise requires, "neither," "nor," "any," "either" and "or" shall not be exclusive. References to any period of days shall be deemed to be the relevant number of calendar days, unless otherwise specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall not be required to be done or taken on such day but on the first succeeding Business Day thereafter.

7.14   No Ownership Interest. All rights, Ownership and economic benefits of and relating to the Subject Securities at a given time shall remain vested in and belong to Stockholder as of such time, and neither Parent nor Merger Subsidiary shall have any authority to exercise any power or authority to direct Stockholder in the voting of any of the Subject Securities, except as otherwise specifically provided herein.

7.15   No Agreement Until Executed. This Agreement shall not be effective unless and until this Agreement is executed and delivered by all parties hereto.

7.16   Parent, Merger Subsidiary and Company Representations. Each of Parent, Merger Subsidiary and the Company hereby represent and warrant to the other parties hereto that (a) it has the authority and legal capacity to execute and deliver this Agreement and to perform its obligations hereunder, (b) this Agreement has been duly authorized, executed and delivered by it and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies and (c) it is a corporation duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction in which it was organized.

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IN WITNESS WHEREOF, each of Parent, Merger Subsidiary, Stockholder and the Company has caused this Voting and Support Agreement to be executed as of the date first written above.

FAIR HOLDINGS, INC.

By: <u>/s/ Scott Painter</u>

Name: Scott Painter

Title: CEO

RAPID MERGER SUBSIDIARY, INC.

By: <u>/s/ Scott Painter</u>

Name: Scott Painter

Title: CEO

AUTO HOLDINGS, LLC

By: /s/ C. Coleman Edmunds

Name: C. Coleman Edmunds

Title: President

TRUECAR, INC.

By: <u>/s/ Jeff Swart</u>

Name: Jeff Swart

Title: EVP, General Counsel and Secretary

SUBJECT SECURITIES AND COMPANY OPTIONS

Stockholder: Auto Holdings, LLC

Total Number of Subject Securities
(*by type*)

Company Stock	5,370,000 shares of Company Stock
Company Options	N/A